Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”), formerly Neptune Technologies and Bioressources Inc., including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and 9354-7537 Québec Inc. for the three-month periods and years ended March 31, 2019 and 2018. The comparative period includes operating results of Acasti Pharma Inc. (‟Acasti”) until the loss of control of the subsidiary on December 27, 2017. This MD&A should be read in conjunction with our audited consolidated financial statements for the years ended March 31, 2019 and 2018. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the years ended March 31, 2019 and 2018 is based on the audited consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on June 12, 2019. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, impairment loss on inventories, net gain on sale of assets, gain on loss of control of subsidiary, tax credits reversal from prior years and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA or non-IFRS operating segment loss and a reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss are presented later in this document.

BUSINESS OVERVIEW AND CORPORATE RECENT DEVELOPMENT

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Name Change

Neptune’s shareholders have approved at the Annual Meeting of Shareholders held on August 15, 2018 the change of the Company’s legal name to Neptune Wellness Solutions Inc., in order to better reflect the Company’s products and business. The name change has been effective upon opening of the markets on September 21, 2018. The Company’s common shares will keep trading under the same ticker symbol ‟NEPT” on NASDAQ and TSX.

New Appointment on the Board of Directors

On August 16, 2018, we announced the appointment of Ms. Hélène F. Fortin to its Board of Directors.

Appointments of Chief Scientific Officer and Chief of Corporate Development & Strategy

On April 10, 2019, we announced the appointment of Dr. Graham Wood as Chief Scientific Officer and on May 13, 2019, we announced the appointment of Martin Landry as Chief of Corporate Development & Strategy. With the creation of these new pivotal positions, Neptune takes a leap forward in the execution of its vision towards becoming a global leader in the offering of value added, differentiated science-based products for the legal cannabis and nutrition consumer product markets.

Issuance of Shares

During the year ended March 31, 2019, Neptune issued 1,047,523 common shares for stock options exercised and 135,557 common shares for deferred share units released.

CANNABIS BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in five main areas: Legal Cannabis Products, Nutritional Ingredients, Turnkey Solutions, Pet Supplements and Consumer Brand.

Consistent with our strategic focus of providing wellness products while levering our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products.

We applied for a licence with Health Canada to produce cannabis oil under the Cannabis Regulations (CR), which replaced the ACMPR on October 17, 2018. In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer. We converted our existing Sherbrooke facility in order to obtain our licence, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access.

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. By the end of March 2019, Neptune has completed initial commercial production lots and has started shipping cannabis extracts from its licensed GPP (Good Production Practice) facility in Sherbrooke, Quebec to customers.

Our GPP production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

The first Phase of the commercialization strategy, for which a capital budget of $5 million was approved to install site security and install CO2 extraction equipment, is now completed. This investment brings our extraction dried cannabis processing capacity at approximately 30,000 kg annually. The Corporation has agreed upon commitments along with other projected opportunities for practically 100% of the 30,000 kg of dried cannabis extraction capacity in Phase 1.

The completion of investments for installation of Phase 2 ethanol-based extraction equipment, for which the Board approved a $4.8 million investment is also completed, with operations planned to ramp up progressively towards a total annual processing capacity of 200,000 kg, pending regulatory approvals. In this respect, in April 2019, we have submitted an amendment along with the evidence package to Health Canada.

management discussion and analysis of the financial situation and operating results

As the global market for cannabinoid products grows rapidly and the Canadian market readies itself for new, extract-based product categories slated for legalization in October 2019, we have also initiated, as previously disclosed, planning for the third phase of our capacity expansion investments, which could bring our total extraction capacity up to 6,000,000kg by retrofitting equipment already installed in our facility.

Commercialization

We are working to develop unique extracts and formulation in the legal wellness cannabis space. During the current fiscal year, our focus was to build a viable B2B wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. The licence received under the CR allows us to produce cannabis oil wholesale initially on a B2B basis. We intend to pursue two business models: (i) by buying dry cannabis and selling cannabis oil wholesale through extraction, refinement and formulations, and, (ii) by offering custom production services based on Neptune proprietary technology while capitalizing on long-term site utilization. In addition, we intend to offer different delivery forms assuming pending legislations for edibles pass during the current year, such as tinctures, spray, topical and vape pen.

Multi-year Agreement with Canopy Growth

On June 19, 2018, we announced that we entered into a multi-year agreement with Canopy Growth. Under the terms of the agreement, Canopy will supply the dry cannabis and we will supplement Canopy Growth’s extraction capacity for an agreed upon processing fee. This multi-year agreement, including minimum volume commitments, will be supported by Neptune’s decades of experience in extraction, purification and formulation of value added differentiated science-based products.

Multi-year IP licencing and capsule agreement with Lonza

On December 21, 2018, we entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry. Thanks to the agreement, Neptune’s customers will benefit from Lonza’s proprietary Licaps® liquid filled hard capsule technology combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis oil.

With an initial annual capacity of up to 200 million capsules, this licensing agreement will allow Neptune to set up as a large-scale Licaps® manufacturer in the Canadian cannabis sector. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, this is an effective technology for variable and multiple product formulation runs. This initiative is consistent with Neptune’s strategy to offer value added, differentiated product forms to the cannabis market. The new manufacturing line has been integrated into Neptune’s state of the art 50,000 square foot GPP facility in Sherbrooke after few capital expenditure required for the installation.

During the year ended March 31, 2019, an intangible asset of $2,720 has been recorded related to the agreement, with a corresponding amount in liabilities. The amount of liabilities consist of an upfront payment of $1,768 (US$1,300), which was paid in February 2019 and payments in the next twelve months based on minimum volume commitments of $147 and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $803. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 31 months period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules. As at March 31, 2019, the short-term and long-term payable to Lonza in the consolidated statement of financial position are respectively $221 and $744.

Turnkey Solutions Expansion in the U.S. to Include Hemp Ingredients

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licenced hemp extract producers has been established, and initial purchase orders are now being processed.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (FDA) of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (USDA) is in the process of developing regulations governing the production of hemp in the U.S., numerous management discussion and analysis of the financial situation and operating results companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

Definitive Agreement to Acquire the Assets of Hemp Processor SugarLeaf Labs

On May 9, 2019, Neptune announced the signing of a definitive agreement to acquire substantially all of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, "SugarLeaf"), a registered North Carolina-based commercial hemp company providing extraction services and formulated products. Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf's cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

Neptune will acquire SugarLeaf on a debt-free basis for initial consideration at closing of US$18 million, paid as US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million would be paid over the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million. The transaction is expected to close on or before July 31st, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

Upon closing of the transaction, Neptune will pay initial consideration of US$18 million, comprising US$12 million of cash and US$6 million in Neptune shares. Neptune plans to finance all or part of the cash portion of the initial consideration through a lending arrangement with a bank or other institution, or a private or public equity financing (or a combination of such financings). An additional US$6 million in shares will be paid when certain production and revenue milestones are achieved. Neptune will also pay an additional US$16 million, 50% in cash and the remainder in Neptune common shares, should SugarLeaf's adjusted EBITDA exceed US$8 million for any rolling 12-month period beginning April 1, 2019. Performance-based considerations have also been structured and will be based upon a percentage incremental adjusted EBITDA in 2021 and 2022 above a minimum growth level of up to a maximum of US$110 million. Neptune has the option to pay these additional considerations with a combination of cash and shares.

The transaction will be subject to normal post-closing adjustments and customary terms and conditions. The transaction is expected to close on or before July 31st, 2019.

Multi-year extraction agreement with Tilray

On June 7 2019, we entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. ("Tilray"), a global leader in cannabis research, cultivation, production and distribution. We will receive, at our facility in Sherbrooke, cannabis and hemp biomass from Tilray. We will provide extraction services to produce various extract formats which include crude resin, winterized oil and distillate extracts. Under the terms of the agreement, the minimum volume of biomass to be processed over the three year term is 125,000kg, of which the first year is expected to represent 20% of total volumes. We expect to receive our first shipment of biomass from Tilray in September 2019.

Multi-year Agreement with The Green Organic Dutchman ("TGOD")

On June 12 2019, we entered into a definitive long-term agreement to provide extraction, formulation and packaging services to TGOD. We will extract and purify cannabinoids and terpenes from cannabis and hemp biomass received from TGOD. These extracts will be transformed into premium certified organic finished products. Under the terms of the contract, TGOD has committed to supply more than 230,000 kilograms of cannabis and hemp biomass to Neptune spanning a three-year period. Volumes are expected to be back-end loaded with the first year accounting for approximately 20% of the total volumes of the contract.

As part of this contract, most of the active ingredients extracted at Neptune’s Sherbrooke facility will be transformed into value added delivery forms onsite. Neptune will manufacture, package and provide formulation assistance, as required, in multiple product verticals to be sold under TGOD’s brands. Neptune will also formulate and package for TGOD capsules using its Licaps® technology licensed from Lonza. Health Canada is expected to authorize the sale of new product form, including vape pens and management discussion and analysis of the financial situation and operating results infused food and beverages in fall 2019. The first shipment of biomass from TGOD is expected to be received by Neptune in September 2019.

Markets

According to a Canaccord Genuity Report published in March 2017, the Canadian cannabis market is estimated to generate C$7.8B by 2021, of which C$6B represents adult use and C$1.8B medical use. According to BDS Canadian market data conducted in 2017 and published in Q1 of 2018, 21% of Canadians have used cannabis in the last 6 months and approximately 50% of adults are open to consuming in the next 6 months.

The US market is projected at US$40B by 2021, assuming 35 States have medical or adult-use legality as stated in the Arcview Market Research report published in 2018.

In 2017, BDS Analytics conducted a survey on Colorado cannabis consumers, demonstrating that 50% of consumers take cannabis for health and wellness reasons i.e.: sleep, anxiety, pain. Another BDS report published in June 2018 demonstrated that flower represented approximately 60% of sales in California.

Filing of Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, we have filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and have been incorporated into the Company’s GMP-certified extraction facility in Sherbrooke.

The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

SEGMENT DISCLOSURES

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had three reportable segments which were the Corporation’s strategic business units, the nutraceutical, the cannabis and the cardiovascular segments. The Corporation’s current reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. The cannabis oil extraction activities which began in October 2017 represent the cannabis segment.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting now presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

The Sherbrooke facility has been repurposed from the krill oil activities and is now used for the extraction, purification and formulation of cannabis oil extracts and is presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segment:

Three-month period ended March 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,652	12		5,664
Gross margin	1,523	12		1,535

R&D expenses, net of tax credits and grants	(172)	(1,898)		(2,070)
SG&A expenses	(1,138)	(373)		(1,511)
Segment income (loss) from operating activities before corporate expenses	213	(2,259)		(2,046)

Unallocated costs:
Corporate general and administrative expenses			(2,354)	(2,354)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(38)	(38)
Income tax expense			(16)	(16)
Net loss				(12,384)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	213	(2,259)
Add:
Depreciation and amortization	156	554
Stock-based compensation	123	245
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	492	(1,460)

Non-IFRS operating loss[1] reconciliation
Net loss				(12,384)
Add:
Depreciation and amortization				765
Net finance costs				38
Stock-based compensation				928
Income tax expense				16
Litigation provisions				7,930
Non-IFRS operating loss[1]				(2,707)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not a standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Three-month period ended March 31, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,005	–		7,005
Gross margin	1,458	–		1,458

R&D expenses, net of tax credits and grants	(1,952)	(1,528)		(3,480)
SG&A expenses	(1,255)	(308)		(1,563)
Net gain on sale of assets	(21)	–		(21)
Segment loss from operating activities before corporate expenses	(1,770)	(1,836)		(3,606)

Unallocated costs:
Corporate general and administrative expenses			(2,418)	(2,418)
Net finance costs			(408)	(408)
Income tax recovery			1,680	1,680
Net loss				(4,752)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment loss from operating activities before corporate expenses	(1,770)	(1,836)
Add:
Depreciation and amortization	186	530
Stock-based compensation	160	186
Net gain on sale of assets	21	–
Impairment loss on inventories	658	–
Tax credits reversal from prior years	1,933	–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,188	(1,120)

Non-IFRS operating loss[1] reconciliation
Net loss				(4,752)
Add (deduct):
Depreciation and amortization				768
Net finance costs				408
Stock-based compensation				842
Net gain on sale of assets				21
Impairment loss on inventories				658
Income tax recovery				(1,680)
Tax credits reversal from prior years				1,933
Non-IFRS operating loss[1]				(1,802)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not a standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Year ended March 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	24,430	12		24,442
Gross margin	7,602	12		7,614

R&D expenses, net of tax credits and grants	(488)	(6,723)		(7,211)
SG&A expenses	(4,525)	(1,846)		(6,371)
Segment income (loss) from operating activities before corporate expenses	2,589	(8,557)		(5,968)

Unallocated costs:
Corporate general and administrative expenses			(8,915)	(8,915)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(209)	(209)
Income tax expense			(170)	(170)
Net loss				(23,192)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	2,589	(8,557)
Add:
Depreciation and amortization	719	2,126
Stock-based compensation	492	1,046
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,800	(5,385)

Non-IFRS operating loss[1] reconciliation
Net loss				(23,192)
Add:
Depreciation and amortization				3,056
Net finance costs				209
Stock-based compensation				3,713
Income tax expense				170
Litigation provisions				7,930
Non-IFRS operating loss[1]				(8,114)

Total assets[3]	21,007	50,981	18,232	90,220
Cash, cash equivalents and short-term investment	276	–	9,591	9,867
Working capital[2]	2,543	(629)	2,751	4,665

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not a standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 The corporate reportable segment assets include the investment in Acasti.

management discussion and analysis of the financial situation and operating results

Year ended March 31, 2018

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	27,646	–	–		–	27,646
Gross margin	6,324	–	–		–	6,324

R&D expenses, net of tax credits and grants	(2,732)	(2,969)	(9,592)		1,742	(13,551)
SG&A expenses	(5,204)	(597)	(2,761)		–	(8,562)
Net gain on sale of assets	23,702	–	–		–	23,702
Segment income (loss) from operating activities before corporate expenses	22,090	(3,566)	(12,353)		1,742	7,913

Gain on loss of control of subsidiary	–	–	–	8,784	–	8,784

Unallocated costs:
Corporate general and administrative expenses				(6,743)		(6,743)
Net finance costs				(2,255)		(2,255)
Income tax recovery				1,640		1,640
Net income						9,339

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	22,090	(3,566)	(12,353)		1,742
Add (deduct):
Depreciation and amortization	1,817	1,054	2,005		(1,742)
Stock-based compensation	317	252	661		–
Net gain on sale of assets	(23,702)	–	–		–
Impairment loss on inventories	2,377	–	–		–
Tax credits reversal from prior years	1,933	–	–		–
Legal fees related to royalty settlements	90	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	4,922	(2,260)	(9,687)		–

Non-IFRS operating loss[1] reconciliation
Net income						9,339
Add (deduct):
Depreciation and amortization						3,542
Net finance costs						2,255
Stock-based compensation						2,284
Net gain on sale of assets						(23,702)
Gain on loss of control of subsidiary						(8,784)
Impairment loss on inventories						2,377
Income tax recovery						(1,640)
Tax credits reversal from prior years						1,933
Legal fees related to royalty settlements						90
Non-IFRS operating loss[1]						(12,306)

Total assets	24,412	42,015	6,586	25,584	–	98,597
Cash, cash equivalents and short-term investments	2,525	–	–	24,172	–	26,697
Working capital[2]	4,014	2	–	22,456	–	26,472

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not a standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month periods ended		Years ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Key ratios (in % of total revenues):
Gross margin	27%	21%	31%	23%
R&D expenses net of tax credits and grants	3%	28%	2%	10%
SG&A expenses	20%	18%	19%	19%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended March 31, 2019 amounted to $5,652, representing a decrease of $1,353 or 19% compared to $7,005 for the three-month period ended March 31, 2018. Total revenues for the year ended March 31, 2019 amounted to $24,430, representing a decrease of $3,216 or 12% compared to $27,646 for the year ended March 31, 2018. This decrease for the three-month period ended March 31, 2019 is related to a decrease in royalty revenue from our krill licensee as stated below and a decrease in solutions business attributable to timing of orders from our customers. The decrease for the year ended March 31, 2019 is attributable to the sale of the krill oil manufacturing and distribution activities (“Transaction”). The krill oil manufacturing and distribution sales were $3,201 for the year ended March 31, 2018.

Total revenues for the three-month period ended March 31, 2019 include $115 of royalty revenues compared to $493 for the three-month period ended March 31, 2018. Total revenues for the year ended March 31, 2019 include $1,279 of royalty revenues compared to $1,477 for the year ended March 31, 2018. Royalty streams come from an existing licensing agreement that was excluded from the Transaction. The decrease for the three-month period ended March 31, 2019 is attributable to the timing of the sales of our licensee which has an impact on royalty revenue. The decrease for the year ended March 31, 2019 is mainly related to recognition of the remaining deferred royalty revenues for an amount of $312 in the comparative period.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross margin for the three-month period ended March 31, 2019 amounted to $1,523 compared to $1,458 for the three-month period ended March 31, 2018. Gross margin for the year ended March 31, 2019 amounted to $7,602 compared to $6,324 for the year ended March 31, 2018. The increase in gross margin for the three-month period and year ended March 31, 2019 compared to the three-month and year ended March 31, 2018 was directly related to the impairment loss on inventories of respectively $658 and $2,377 recorded in the comparative periods, partially offset by a decrease in revenues. The krill oil manufacturing and distribution gross margin on sales, excluding the impairment loss on inventories of $2,377, was $1,197 for the year ended March 31, 2018.

Gross margin in % of total revenues increased from 21% for the three-month period ended March 31, 2018 to 27% for the three-month ended March 31, 2019. Gross margin in % of total revenues increased from 23% for the year ended March 31, 2018 to 31% for the year ended March 31, 2019. The increase for the three-month period and year ended March 31, 2019 is mainly attributable to the impairment loss on inventories of respectively $658 and $2,377 recorded in the comparative periods. Last year’s gross margin % when adjusted for the krill oil sale transaction would have been 30% and 31%, respectively for the three-month period and year ended March 31, 2018. The gross margin as a % versus last three-month period is attributable to the decrease in royalty revenue and the gross margin as a % versus last year is comparable.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses amounted to $172 in the three-month period ended March 31, 2019 compared to $1,952 in the three-month period ended March 31, 2018, a decrease of $1,780. R&D expenses amounted to $488 in the year ended March 31, 2019 compared to $2,732 in the year ended March 31, 2018, a decrease of $2,244. The decrease for the three-month period and the management discussion and analysis of the financial situation and operating results year ended March 31, 2019 is attributable to a reversal of tax credits from prior years in the comparative periods. The decrease for year ended March 31, 2019 is also attributable to the reorientation of a portion of the R&D projects to medical and wellness cannabinoid-based products activities after the Transaction. Cannabis activities are now presented as a separate segment of the Corporation. Refer to Operating results of cannabis segment section below.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,138 in the three-month period ended March 31, 2019 compared to $1,255 for the three-month period ended March 31, 2018, a decrease of $117. SG&A expenses amounted to $4,525 in the year ended March 31, 2019 compared to $5,204 for the year ended March 31, 2018, a decrease of $679. The decrease in the three-month period ended March 31, 2019 is mainly attributable to a decrease in marketing expenses and depreciation and amortization, partially offset by an increase in travelling expenses. The decrease in the year ended March 31, 2019 is mainly attributable to a decrease in marketing expenses, partially offset by an increase in stock-based compensation and salaries and benefits.

Adjusted Segment EBITDA1 before Corporate Expenses

Adjusted Segment EBITDA of the nutraceutical segment amounted to $492 for the three-month period ended March 31, 2019, a decrease of $696 compared to the three-month period ended March 31, 2018. Adjusted Segment EBITDA of the nutraceutical segment amounted to $3,800 for the year period ended March 31, 2019, a decrease of $1,122 compared to the year ended March 31, 2018. The decrease of the Adjusted EBITDA for the three-month period ended March 31, 2019 is mainly attributable to the gross margin decrease before the impairment loss on inventories recorded in the comparative period and an increase in R&D expenses net of tax credits and grants. The decrease of the Adjusted EBITDA for the year ended March 31, 2019 is mainly attributable to gross margin decrease before the impairment loss on inventories recorded last year, depreciation and amortization and stock-based compensation, partially offset by a decrease in SG&A and R&D expenses net of tax credits and grants before depreciation and amortization, and stock-based compensation and legal fees related to royalty settlement.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Neptune commenced commercial cannabis extraction during the quarter. We have commissioned our CO2 extraction equipment which was in operations for less than 10 days during the quarter to process cannabis biomass and extract cannabinoids. Total revenues for the three-month period ended March 31, 2019 attributable to the cannabis segment amounted to $12, compared to nil in the prior period. As part of our operations, lab testing and batch release increase the lead-time to market and delay slightly our revenue recognition from cannabis extraction.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $1,898 in the three-month period ended March 31, 2019 compared to $1,528 for the three-month period ended March 31, 2018. R&D expenses net of tax credits and grants of the cannabis segment amounted to $6,723 in the year ended March 31, 2019 compared to $2,969 for the year ended March 31, 2018. The increase for the three-month period ended March 31, 2019 is mainly related to an increase in salaries and benefits, and expenses related to the ramp up of the facility. The increase for the year ended March 31, 2019 is due to having 12 months of cannabis activities in the current year compared to 6 months in the prior year, since the cannabis activities started on October 1st, 2017.

Depreciation and amortization of $554 and stock-based compensation of $113 for the three-month period ended March 31, 2019 are included in these R&D expenses compared to respectively $530 and $91 for the three-month period ended March 31, 2018. Depreciation and amortization of $2,126 and stock-based compensation of $446 for the year ended March 31, 2019 are included in these R&D expenses compared to respectively $1,054 and $125 for the year ended March 31, 2018. Since the sale of assets and the repurposing of the Sherbrooke facility, the depreciation and amortization of the plant and equipment is recorded under R&D as part of the cannabis segment. R&D expenses of the cannabis segment are also comprised of salaries and benefits and expenses to operate the facility.

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $373 in the three-month period ended March 31, 2019 compared to $308 for the three-month period ended March 31, 2018. SG&A expenses of the cannabis segment amounted to $1,846 in the year ended March 31, 2019 compared to $597 in the year ended March 31, 2018. The increase for the three-month period ended March 31, 2019 is related to an increase in salaries and benefits, stock-based compensation and in marketing expenses. The increase for the year ended March 31, 2019 is due to having 12 months of cannabis activity in the current year compared to 6 months in the prior year, since the cannabis activities started on October 1st, 2017.

Stock-based compensation of $132 and $600, respectively, for the three-month period and year ended March 31, 2019 are also included in this SG&A amount. Stock-based compensation of $95 and $127 is included for the three-month period and year ended March 31, 2018.

Non-IFRS operating segment loss1 before Corporate Expenses

Non-IFRS operating segment loss amounted to $1,460 for the three-month period ended March 31, 2019 compared to $1,120 for the three-month period ended March 31, 2018. Non-IFRS operating segment loss amounted to $5,385 for the year ended March 31, 2019 compared to $2,260 for the year ended March 31, 2018. The increase in non-IFRS operating segment loss for the three-month period ended March 31, 2019 is mainly attributable to the increase expenses related to the ramp up of the facility as explained above. The increase for the year ended March 31, 2019 is due to having 12 months of cannabis activity in the current year compared to 6 months in the prior year, since the cannabis activities started on October 1st, 2017.

CONSOLIDATED RESULTS

As stated in the Loss of Control of the Subsidiary Acasti section of the 2018 Annual MD&A, management has determined that the Corporation lost the de facto control of the subsidiary on December 27, 2017. On that date, the Corporation ceased consolidating Acasti and therefore, no results of Acasti were presented from that date and in the three-month period and year ended March 31, 2019. Results of Acasti, that represented the cardiovascular segment, are included in the comparative year until the loss of control.

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. Corporate general and administrative expenses amounted to $2,354 for the three-month period ended March 31, 2019 compared to $2,418 for the three-month period ended March 31, 2018, a decrease of $64. The Corporate general and administrative expenses amounted to $8,915 for the year ended March 31, 2019 compared to $6,743 for the year ended March 31, 2018, an increase of $2,172. The decrease for the three-month period ended March 31, 2019 is mainly attributable to a decrease in marketing expenses, salaries and benefits, board of directors expenses and to a bad debt reversal, partially offset by an increase in legal fees and insurance. The increase for the year ended March 31, 2019 is mainly attributable to an increase in stock-based compensation, insurance and corporate and legal fees, partially offset by a decrease in depreciation and amortization related to IP sold in the comparative year, marketing expenses, professional and accounting fees and to a bad debt reversal.

Litigation provisions

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a company controlled by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130 has been recorded in the consolidated statement of financial position to cover the estimated cost of the judgement in accordance with the ruling above, including, legal and administrative proceedings, and also estimated legal fees for the appeal. This provision excludes royalty payments due on future sales which will only be provisioned and expensed in the period the sale occurs. The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. A litigation expense of $1,927 has been recorded in the consolidated statement of earnings and comprehensive income (loss). Management does not believe it is possible to make assumptions on the evolution of the case beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation has until July 26, 2019 to file its appeal factum.

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. The common shares of Acasti transferable to the Former CEO of $2,835 are presented as current other assets in the consolidated statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees. A provision of $5,835 has been recorded in the consolidated statement of financial position relating to this settlement. A litigation expense of $6,003 has been recorded in the consolidated statement of earnings and comprehensive income or loss of which $5,952 is a non-cash expense. Neptune received full and final release on all procedures in connection with this case and the 2 100 000 shares in Acasti and 600 000 common shares of the Corporation were delivered subsequent to year-end.

Net finance costs

The net finance cost amounted to $38 for the three-month period ended March 31, 2019 compared to $408 for the three-month period ended March 31, 2018, a decrease of $370. The net finance cost amounted to $209 for the year ended March 31, 2019 compared to $2,255 for the year ended March 31, 2018, a decrease of $2,046. The decrease for the three-month period and year ended March 31, 2019 is mainly attributable to the reduction of debt in August 2017 and an increase in finance income related to interest recorded on short-term investments resulting from the Transaction. The decrease is also attributable to a loss on change in fair value of derivative assets and liabilities recorded in the three-month period and year ended March 31, 2018.

Income taxes

The net loss of the three-month period ended March 31, 2019 includes income taxes expense of $16. The net loss of the three-month period ended March 31, 2018 includes income taxes recovery of $1,680. The net loss of the year ended March 31, 2019 includes income taxes expense of $170 compared to income taxes recovery of $1,640 for the year ended March 31, 2018. The income taxes recovery of the three-month period and year ended March 31, 2018 is mainly attributable to the derecognition of federal tax assets recoverable previously recorded in the comparative periods of $1,933. An income tax expense of $1,967 had been recorded offsetting the recognition of federal tax assets recoverable.

management discussion and analysis of the financial situation and operating results

Net (loss) income

The Corporation realized a net loss for the three-month period ended March 31, 2019 of $12,384 compared to $4,752 for the three-month period ended March 31, 2018, an increase of $7,632. The Corporation realized a net loss for the year ended March 31, 2019 of $23,192 compared to a net income of $9,339 for the year ended March 31, 2018, an increase of $32,531. The net income was $19,950 before consideration of Acasti’s net loss for the year ended March 31, 2018.

The increase in the net loss for the three-month period and year ended March 31, 2019 is mainly attributable to the litigation provisions of $7,930. The increase in the net loss for the year ended March 31, 2019 is also attributable to the gain on loss of control of subsidiary and the net gain on sale of assets that were recorded in the comparative period, partially offset by the impairment loss on inventories recorded last year. The increase in net loss before consideration of Acasti for the year ended March 31, 2019 is also mainly attributable to the investment in the cannabis segment as this segment is ramping up and additional expenses in corporate general and administrative.

Non-IFRS operating loss1

Non-IFRS operating loss increased by $905 for the three-month period ended March 31, 2019 to a non-IFRS operating loss of $2,707 compared to the three-month period ended March 31, 2018. Non-IFRS operating loss decreased by $4,192 for the year ended March 31, 2019 to a non-IFRS operating loss of $8,114 compared to the year ended March 31, 2018. The non-IFRS operating loss increased by $5,495 before consideration of Acasti’s non-IFRS operating loss for the year ended March 31, 2018.

The increase for the three-month period ended March 31, 2019 is mainly attributable to an increase in R&D expenses before stock-based compensation and depreciation and amortization and a decrease in the gross margin before the impairment loss on inventories. The increase in non-IFRS operating loss before consideration of Acasti for the year ended March 31, 2019 compared to the year ended March 31, 2018 is mainly attributable to the investment in the cannabis segment in R&D and business development and additional expenses in corporate general and administrative.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis activities, capital expenditures and acquisitions are mainly financed through the cash that came from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

Operating Activities

During the three-month period ended March 31, 2019, the cash used in operating activities amounted to $3,281. The cash flows used by operations before the change in operating assets and liabilities amounted to $10,579. The change in operating assets and liabilities amounting to $7,297, mainly resulting from variations in litigation provisions, trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $3,281. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development and new developments in certain litigations.

During the three-month period ended March 31, 2018, the cash used in operating activities amounted to $1,537. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,822. The change in operating assets and liabilities amounting to $285, mainly resulting from variations in trade and other receivables, inventories and trade and other payables, reduced the cash flows used by operations to the negative said amount of $1,537.

During the year ended March 31, 2019, the cash used in operating activities amounted to $8,154. The cash flows used by operations before the change in operating assets and liabilities amounted to $16,159. The change in operating assets and liabilities amounting to $8,005, mainly resulting from variations in litigation provisions, trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $8,154. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development and new developments in certain litigations.

[1] The Non-IFRS operating loss is not standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

During the year ended March 31, 2018, the cash used in operating activities amounted to $7,587. The cash flows used by operations before the change in operating assets and liabilities amounted to $15,103. The change in operating assets and liabilities amounting to $7,516, mainly resulting from trade and other receivables including amounts received from the royalty settlement in fiscal 2017, inventories, prepaid expenses and trade and other payables, reduced the cash flows used by operations to the negative said amount of $7,587.

Investing Activities

During the three-month period ended March 31, 2019, except for the maturity of short-term investment generating $12 of cash, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment ($809), computer software ($113) required at the Sherbrooke facility for the cannabis business and at the head office and the payment of licence agreements ($1,882) mainly related to IP licencing with Lonza (refer to Multi-year IP licencing and capsule agreement with Lonza). Investing activities also include interest received of $26.

During the three-month period ended March 31, 2018,  the cash flows used for investing activities were mainly for acquisition of property, plant and equipment ($599) and acquisition of intellectual property ($81) which was payable as at March 31, 2017. Investing activities also include interest received of $81 and proceeds on sale of investment of $104.

During the year ended March 31, 2019, except for the maturity of short-term investment generating $2,374 of cash, the cash flows used for investing activities were mainly for acquisition of PPE ($6,738), computer software ($260) required at the Sherbrooke facility for the cannabis business and at the head office and payment of licence agreements ($2,092) mainly related to IP licencing with Lonza (refer to Multi-year IP licencing and capsule agreement with Lonza). Investing activities also include interest received of $223.

The investing activities for the year ended March 31, 2018 include proceeds of $43,076 resulting of the Transaction. During the year ended March 31, 2018, except for the variation in the short-term investments generating $335 of cash, the cash flows used for investing activities were for acquisition of PPE ($1,267) and for acquisition of intellectual property ($3,784) which was payable as at March 31, 2017. Investing activities also include interest received of $227 and proceeds on sale of investment of $104. In addition, the cash flows were reduced by the cash related to the loss of control of Acasti ($2,666).

Financing Activities

During the three-month period ended March 31, 2019, the financing activities generated $337 of cash mainly for the variation of the bank line of credit of $620 and the exercise of options of the Corporation for $43, partially offset by the repayment of loans and borrowings of $269 and for interest paid of $57.

During the three-month period ended March 31, 2018, the financing activities generated $188 of cash mainly for the exercise of options of the Corporation for $144 and variation of the bank line of credit of $490, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $78.

During the year ended March 31, 2019, the financing activities generated $189 of cash mainly for the exercise of options of the Corporation for $1,698 and the variation of the bank line of credit of $130, partially offset by the repayment of loans and borrowings of $1,357 and for interest paid of $282.

During the year ended March 31, 2018, the financing activities used $19,885 of cash mainly for the repayment of loans and borrowings of $19,389, interest paid of $873, penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421 which were payable at March 31, 2017, partially offset by the variation of the bank line of credit of $490, proceeds from the exercise of options of the Corporation for $256 and from the exercise of Acasti’s warrants of $384.

At March 31, 2019, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $9,819. The Corporation also has a short-term investment of $48. The Corporation has an authorized bank line of credit of $2,500 (expiring on August 31, 2019), of which $1,880 was available as at March 31, 2019. Neptune is evaluating options to fund its growth with a focus on prudence and minimizing equity dilution. In that respect, discussions are actually taking place in order to establish non-dilutive credit facilities. We are confident to have these credit facilities available by the second fiscal quarter 2020.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month periods and years ended March 31, 2019 and 2018 and the thirteen-month period ended March 31, 2017. Variations in these amounts have been explained in the segment disclosures section above.

					Thirteen-month
	Three-month periods ended		Years ended		period ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2017
	$	$	$	$	$
Total revenues	5,664	7,005	24,442	27,646	46,818
Non-IFRS operating loss[1]	(2,707)	(1,802)	(8,114)	(12,306)	(3,695)
Net income (loss)	(12,384)	(4,752)	(23,192)	9,339	879
Net income (loss) attributable to equity holders of the Corporation	(12,384)	(4,752)	(23,192)	17,531	6,913
Basic and diluted income (loss) per share	(0.16)	(0.06)	(0.29)	0.22	0.09

Total assets			90,220	98,597	111,220
Working capital[2]			4,665	26,472	25,600
Non-current financial liabilities			855	250	18,358
Equity attributable to equity holders of the Corporation			68,985	86,534	63,747

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment included until the loss of control on December 27, 2017, conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	March 31,	December 31,	September 30,	June 30,
	2019	2018	2018	2018
	$	$	$	$
Total Revenues	5,664	6,538	7,071	5,168
Non-IFRS operating loss[1]	(2,707)	(1,923)	(1,228)	(2,257)
Net loss	(12,384)	(3,658)	(3,050)	(4,100)
Net loss attributable to equity holders of the Corporation	(12,384)	(3,658)	(3,050)	(4,100)
Basic and diluted loss per share	(0.16)	(0.05)	(0.04)	(0.05)

	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017
	$	$	$	$
Total Revenues	7,005	7,315	6,795	6,531
Non-IFRS operating loss[1]	(1,802)	(5,442)	(3,588)	(1,473)
Net income (loss)	(4,752)	1,341	16,117	(3,367)
Net income (loss) attributable to equity holders of the Corporation	(4,752)	4,755	19,074	(1,546)
Basic and diluted income (loss) per share	(0.06)	0.06	0.24	(0.02)

1 The Non-IFRS operating loss is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Quarterly revenues starting September 30, 2017 reflect the sale of assets related to the Transaction. Revenues of the quarter ended June 30, 2017 are lower than revenues of the previous quarters because of the decrease in the quantity of kg of krill oil sold. The net income for the quarter ended September 30, 2017 includes a gain on sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The decrease in revenues for the quarter ended March 31, 2019 is related to a decrease in royalty revenues and in solutions business. The net loss for the quarter ended March 31, 2019 includes litigation provisions of $7,930.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at March 31, 2019 compared to March 31, 2018:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(14,468)	Refer to "Consolidated liquidity and capital resources"
Short-term investments	(2,362)	Release of restriction on short-term investments
Trade and other receivables	166	Increase in sales taxes receivable
Prepaid expenses	721	Renewal of services
Inventories	(223)	Timing of purchase orders, productions and shipments
Other assets	2,816	Portion of investment in Acasti that will be transferred as part of settlement of a litigation
Property, plant and equipment	5,214	Improvement to Sherbrooke facility for cannabis business net of depreciation
Intangible assets	2,343	Acquisition of intangible assets, including licensing agreement with Lonza net of depreciation
Other non-current asset	(2,583)	Reclassification of a portion of the investment in Acasti in the other current assets
Trade and other payables	1,771	Increase in purchases related to PPE net of payment
Loans and borrowings	(1,195)	Repayments of loans
Provisions	7,965	Provisions related to new developments in litigations
Long-term payables	606	Acquisition of intangible assets and related payable
Deferred tax liabilities	170	Income tax expense

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2018.

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 8% of the voting shares of the Corporation. Refer to note 25 of the consolidated financial statements for related parties disclosures related to key management personnel compensation.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at March 31, 2019:

						March 31, 2019
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$9,374	$9,374	$8,519	$855	$–	$–
Loans and borrowings*	3,467	3,577	3,577	–	–	–
Research and development contracts	–	370	220	150	–	–
Purchase obligation	–	1,523	1,523	–	–	–
Operating leases	–	1,588	407	820	313	48
Other agreements	–	1,686	979	355	352	–
	$12,841	$18,118	$15,225	$2,180	$665	$48

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of March 31, 2019, Neptune was compliant with all of its borrowing covenant requirements.

The Corporation has no significant off balance sheet arrangements as at March 31, 2019, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from September 2022 to November 2024. Minimum lease payments for the next five years are $407 in 2020, $410 in 2021, $410 in 2022, $241 in 2023, $72 in 2024 and $48 thereafter.

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient for a period of 11 years. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,722 (US$4,286). On November 2, 2017, Neptune has entered into another exclusive commercial agreement for the same speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019 corresponding to total royalties of $1,560 to maintain the exclusivity.

On December 21, 2018, Neptune entered into a 5 year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

Capital expenditures of $4,800 were approved by the Board for Phase 2 capacity expansion. As at March 31, 2019, Neptune signed various capital expenditure contracts related to this second investment amounting to $3,972 of which $2,156 has been paid and $325 is included in trade and other payable. As part of the capsule agreement with Lonza, capital expenditures were required at the Sherbrooke facility to install the hardshell capsule equipment. The total expenditure amounts to $867 of which $112 has been paid and $723 is included in trade and other payable.

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract will give rise to annual expense of approximately $172 for the next 5 years.

As at March 31, 2019, the Corporation has signed a prepayment agreement with a supplier of hemp extracts and agreements with various partners to execute research and development projects for a total amount of $1,171.

management discussion and analysis of the financial situation and operating results

Contingencies

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follow:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The terms of this agreement are being disputed (refer to Provision litigations of the Consolidated Results section).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,939 (US$3,700). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $190 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration is currently scheduled for hearing in July 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, the Corporation has recognized a provision of $2,130 and nil, respectively, for the above claims as at March 31, 2019.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the years ended March 31, 2019 and 2018, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2019 and 2018.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities and provisions, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation;

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense; and
•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the litigation provision as it depends upon the outcome of proceedings; and
•	Estimating the intangible asset and liability for a licensing and capsule agreement.

management discussion and analysis of the financial situation and operating results

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, goodwill is allocated to the Biodroga operations CGU of the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

An increase of 2.5% in the weighted average cost of capital would result in the carrying value of the CGU to equal its recoverable amount. The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

Provisions

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Income tax

The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d), 3, 8 and 17 of the consolidated annual financial statements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The Corporation has adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments in the preparation of its consolidated financial statements for the year ended March 31, 2019. The Corporation has also adopted amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions. Further information can be found in Note 3 of the Consolidated Financial Statements.

A number of new standards and interpretations are not yet effective for the years ended March 31, 2019 and 2018, and have not been applied in preparing the consolidated financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

management discussion and analysis of the financial situation and operating results

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently finalizing its assessment of the impact of the adoption of this standard on its consolidated financial statements. The most significant impact identified is that this standard will affect primarily the accounting for the Corporation’s operating leases, as the nature of expenses related to some of the Corporation’s leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

The Corporation has decided to apply the modified retrospective approach on transition. The comparative information will not be restated. The approach allows for two transition options to measure the right-of-use asset at transition; option 1 calculates the right-of-use asset as if the standard was applied at the initial date of the lease discounted at the transition rate or option 2 where the right-of-use asset is equal to the lease liability on the date of transition. The Corporation intends to adopt the second option.

Based on preliminary assessments, the Corporation will recognize additional lease liability and right-of-use assets of less than $1,500 as at April 1, 2019. The Corporation did not include any lease of low-value item neither leases whose term will end within twelve months of the adoption date. Deferred lease inducements are expected to be reduced by $208 since they will be applied as a reduction of the right-of-use asset. The final amounts may vary once the analysis is completed during the first quarter of 2020.

IFRIC 23 – Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation will not have a material impact on consolidated financial statements.

Further information on these modifications can be found in Note 3 of the consolidated financial statements for the year ended March 31, 2019.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

management discussion and analysis of the financial situation and operating results

Disclosure controls and procedures ("DC&P")

Management of Neptune, including the CEO and the CFO, has designed DC&P, or has caused them to be designed under their supervision, in order to provide reasonable assurance that material information relating to the Corporation has been made known to them and that information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our DC&P. Based on this evaluation, the CEO and the CFO concluded that the DC&P are effective as at March 31, 2019.

Internal controls over financial reporting ("ICFR")

The CEO and the CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our ICFR. Based on this evaluation, the CEO and the CFO concluded that the ICFR are effective as at March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

There have been no changes in the Corporation’s ICFR during the three-month period ended March 31, 2019 that have materially affected, or are reasonably likely to materially affecting its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	The risk associated with the change in U.S. administrations;
•	The risk relating to negative cash flows from operating activities until sufficient levels of sales are achieved;
•	The risk relating to Neptune’s potential need of additional funding to execute its growth strategy;
•	The risk that Neptune may be unable to manage its growth efficiently or execute its growth strategy;
•	The risk relating to rapid technological change and competition in Neptune’s industry;
•	The risk relating to a reliance on the future sale of speciality ingredient and turnkey solutions products;
•	The risk relating to Neptune’s reliance on a limited number of customers and the significant concentration of Neptune’s accounts receivables;
•

The risk relating to disruptions in Neptune’s manufacturing operations that are relied upon to produce a significant amount of cannabis and hemp based products to be sold and the risk rleating to any distruiptions in Neptune’s manufacturing system or losses of manufacturing certificates;

•	The risk relating to safe and reliable transportation of products;
•

The risk that Neptune’s nutraceuticals activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance could adversely affect Neptune if the third parties are unable or unwilling to fulfill their obligations;

•	The risk that Neptune may be unable to attract, hire and retain skilled labor, key management and personnel;
•	The risk that insurance coverage may not be sufficient to cover losses Neptune may incur;
•	The risk relating to the possiblity of innefective risk management methods, which would adversely affect Neptune’s business, reputation and financial results;
•	The risk that Neptune may incur material product liability claims;
•	The risk that Neptune may experience product recalls, which could require Neptune to expend significant management and capital resources;
•	The risk relating to the compliance by manufacturers with cGMP requirements;

management discussion and analysis of the financial situation and operating results

•

The risk relating to significant government regulations and legislative or regulatory reform of the health care system or the industries in which Neptune operates or seeks to operate in the United States and Canada;

•	The risk relating to any potential failure to comply with applicable regulations;
•	The risk relating to an incorrect interpretation of the 2018 Farm Bill;
•

The risk that Neptune may fail to successfully maintain and/or upgrade its information technology systems, which could have a material adverse effect on Neptune’s business, financial condition or results of operations;

•

The risk that Neptune may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause Neptune to incur unexpected expenses and loss of revenue as well as other risks;

•	The risk relating to foreign currency fluctuations;
•	The risk relating to compliance with anti-money laundering laws and regulations;
•	The risk that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry in the United States;
•	The risk that Neptune may be unable to achieve its publicly announced milestones on time or fail to pursue announced opportunities;
•	The risk of legal claims against Neptune relating to its business operations;
•	The risk that Neptune may be negatively impacted by the value of its intangible assets;
•

The risk that Neptune may be unable to secure and defend its intellectual property rights, which may have a material adverse effect on Neptune’s ability to develop and commercialize Neptune’s products;

•	The risk relating to the impact of limited standardized research on the effect of cannabis and hemp on the sales and operations of Neptune;
•

The risk that unfavorable publicity or consumer perception of Neptune’s products, the ingredients they contain and any similar products distributed by other companies could cause fluctuations in Neptune’s operating results and could have a material adverse effect on Neptune’s reputation, the demand for its products and its ability to generate revenues and the market price of its securities;

•	The risk that risks inherent to suppliers in an agricultural business, including the risk of crop failure, may negatively impact Neptune’s business;
•	The risk that the the tax burden related to Neptune’s expected cannabis and hemp-related activities is still uncertain;
•	The risk that Neptune may not meet timelines for project development;
•	The risk relating to the difficulty to forecast revenues, costs and sales;
•	The risk relating to the volatile market price of the common shares;
•	The risk relating to the fact that Neptune does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future;
•	The risk relating to a fluctuating market for Neptune’s securities;
•	The risk that certain Canadian laws could delay or deter a change of control;
•	The risk that the pursuit of opportunities or transactions could adversely affect Neptune’s business and financial condition; and
•	The risk relating to Neptune’s status as a foreign private issuer.

The Corporation is exposed, amongst the risks highlighted above, to the industry-specific risks described in more detail below.

Cannabis and Hemp Industry

We operate in a highly regulated and rapidly evolving market, which includes changing laws and regulations on the local, state, and federal level. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition, and operating results of the Corporation.

The cannabis and hemp industries are subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

management discussion and analysis of the financial situation and operating results

The Corporation’s activities and operations in the U.S. are, and will continue to be, subject to evolving regulation by governmental authorities. The USDA will publish additional rules governing the production of hemp in the U.S., and many states are adopting and amending state laws to regulate hemp production and the sale of hemp-derived products within their borders. In addition, the FDA is expected to make determinations as to how certain CBD products will be regulated and is expected to, in the long term, consider modernization in its regulation of dietary supplements generally. Accordingly, there are significant changes in both federal and state law that may materially impact the Corporation’s operations.

Licenses and Permits in Canada

Certain operations of the Corporation require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Corporation believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Corporation will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Corporation to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

Licenses and Permits in the United States

The Corporation may also be required to obtain and maintain certain permits, licenses, and approvals in the state and local jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Corporation will be able to obtain or maintain any necessary licenses, permits or approvals. Moreover, the Corporation and/or third-party suppliers of CBD hemp-based products could be required to obtain a U.S. Controlled Substances Act (“CSA”) permit, which would likely not be a feasible option for retail products. Any material delay or inability to receive these items is likely to delay and/or inhibit the Corporation’s ability to conduct its business, and would have an adverse effect on its business, financial condition, and results of operations.

Emerging Industry

The cannabis and hemp industry and market is relatively new in Canada and the United States, and the industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market.

Competition for Market Share

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis and hemp industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

Supply of Cannabis and Hemp

We do not cultivate cannabis or hemp to supply ourselves with cannabis or hemp leaves, flowers, or trim to operate our extraction business. We currently obtain cannabis and hemp from third parties in amounts sufficient to operate our extraction business and also plan to source hemp from third parties. There can be no assurance that we will continue to receive sufficient supplies of cannabis or hemp for us to operate our business. Additionally, the price of cannabis or hemp may rise which would increase our cost of goods. If we are unable to acquire the cannabis or hemp required to operate our extraction business or if the management discussion and analysis of the financial situation and operating results price of cannabis or hemp increases, it could have a material adverse impact on our business, our financial condition, and results from operations.

Risks related to financial instruments

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange rate risk, interest rate risk and liquidity risk, and how the Corporation manages those risks. Refer to note 20(b) of the consolidated financial statements for additional information.

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investment, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2019, one customer accounted for 23.3% of total trade accounts included in trade and other receivables. As at March 31, 2018, two customers accounted for respectively 19.7% and 10.8% of total trade accounts included in trade and other receivables. As a consequence of the exit of krill oil manufacturing and distribution activities, most of the trade and other receivables as at March 31, 2019 are related to nutraceutical segment.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

Foreign exchange rate risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 67% (2018 - 63%) of the Corporation’s revenues are in US dollars and nil (2018 - 2%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

management discussion and analysis of the financial situation and operating results

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

The Corporation used interest rate swap agreement until extinction to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (refer to the Consolidated Liquidity and Capital Resources section).

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the Consolidated Liquidity and Capital Resources section. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at June 12, 2019, the total number of common shares issued and outstanding is 81,348,943 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 10,210,172 options and 448,387 deferred share units outstanding. Each option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.